July 9, 2025

Udaychandra Devasper
Chief Financial Officer
Stardust Power Inc.
15 E. Putnam Avenue, Suite 378
Greenwich, Connecticut 06830

       Re: Stardust Power Inc.
           Form 10-K For The Fiscal Year Ended December 31, 2024
           Filed March 27, 2025
           File No. 001-39875
Dear Udaychandra Devasper:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K For The Fiscal Year Ended December 31, 2024
Item 9A Controls and Procedures, page 88

1.     Please revise the following in an amendment to your Form 10-K:
           Pursuant to Item 307 of Regulation S-K, please clearly disclose the conclusions of your principal executive and principal financial officer regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report; and
           Pursuant to Item 308(a)(3) of Regulation S-K, please clearly disclose
           management   s assessment of the effectiveness of your internal
control over
           financial reporting as of the end of your most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective.
 July 9, 2025
Page 2

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Andi Carpenter at 202-551-3645 or Ernest Greene at 202-551-3733
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing